# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: High Templar Tech Ltd, CIK 0001692705
CUSIP: 747798106
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: No. 101 Meishe Road, Meilin Street, Tongan District, Xiamen, Fujian Province, China (F4), 00000
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001809939

## Reporting persons
- Guosheng (Hong Kong) Investment Ltd: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 10,906,161; shared voting power 0; sole dispositive power 10,906,161; shared dispositive power 0; aggregate amount beneficially owned 10,906,161 (7% of the class)
  Comment: (1) See Item 2(a) for a description of the relationship among the Reporting Persons (as defined below). The percentage of class of securities is calculated by dividing the number of Class A ordinary shares, par value $0.0001 per share ("Class A Shares") directly held by Guosheng (Hong Kong) Investment Limited ("Guosheng HK"), and beneficially owned by the Reporting Persons by a total of 155,283,504 issued and outstanding ordinary shares of High Templar Tech Limited (the "Issuer"), comprising 91,792,332 Class A Shares and 63,491,172 Class B ordinary shares, par value $0.0001 per share (the "Class B Shares"), assuming conversion of all Class B Shares into Class A Shares, as reported on the Issuer's Form 20-F annual report, filed by the Issuer with the Securities and Exchange Commission (the "SEC") on April 10, 2026 for the fiscal year ended December 31, 2025. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes, voting together as one class. Each Class B Share is convertible into one Class A Share at any time by the holder thereof. Class A Shares are not convertible into Class B Shares under any circumstances.
  
  (2) The CUSIP number (747798106) applies to the Issuer's American Depositary Shares, each representing one Class A Share.
- GUOSHENG SECURITIES Inc.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 10,906,161; shared voting power 0; sole dispositive power 10,906,161; shared dispositive power 0; aggregate amount beneficially owned 10,906,161 (7% of the class)
  Comment: See Item 2(a) for a description of the relationship among the Reporting Persons. The percentage of class of securities is calculated by dividing the number of Class A Shares directly held by Guosheng HK and beneficially owned by the Reporting Persons by a total of 155,283,504 issued and outstanding ordinary shares of the Issuer, comprising 91,792,332 Class A Shares and 63,491,172 Class B Shares, assuming conversion of all Class B Shares into Class A Shares, as reported on the Issuer's Form 20-F annual report, filed by the Issuer with the SEC on April 10, 2026 for the fiscal year ended December 31, 2025. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes, voting together as one class. Each Class B Share is convertible into one Class A Share at any time by the holder thereof. Class A Shares are not convertible into Class B Shares under any circumstances.
- Jiangxi Communications Investment Group Co., Ltd: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 10,906,161; shared voting power 0; sole dispositive power 10,906,161; shared dispositive power 0; aggregate amount beneficially owned 10,906,161 (7% of the class)
  Comment: See Item 2(a) for a description of the relationship among the Reporting Persons. The percentage of class of securities is calculated by dividing the number of Class A Shares directly held by Guosheng HK and beneficially owned by the Reporting Persons by a total of 155,283,504 issued and outstanding ordinary shares of the Issuer, comprising 91,792,332 Class A Shares and 63,491,172 Class B Shares, assuming conversion of all Class B Shares into Class A Shares, as reported on the Issuer's Form 20-F annual report, filed by the Issuer with the SEC on April 10, 2026 for the fiscal year ended December 31, 2025. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes, voting together as one class. Each Class B Share is convertible into one Class A Share at any time by the holder thereof. Class A Shares are not convertible into Class B Shares under any circumstances.
- State-owned Assets Supervision and Administration Commission of Jiangxi Province: type of reporting person: other (OO); citizenship or place of organization: China (F4); sole voting power 10,906,161; shared voting power 0; sole dispositive power 10,906,161; shared dispositive power 0; aggregate amount beneficially owned 10,906,161 (7% of the class)
  Comment: See Item 2(a) for a description of the relationship among the Reporting Persons. The percentage of class of securities is calculated by dividing the number of Class A Shares directly held by Guosheng HK and beneficially owned by the Reporting Persons by a total of 155,283,504 issued and outstanding ordinary shares of the Issuer, comprising 91,792,332 Class A Shares and 63,491,172 Class B Shares, assuming conversion of all Class B Shares into Class A Shares, as reported on the Issuer's Form 20-F annual report, filed by the Issuer with the SEC on April 10, 2026 for the fiscal year ended December 31, 2025. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes, voting together as one class. Each Class B Share is convertible into one Class A Share at any time by the holder thereof. Class A Shares are not convertible into Class B Shares under any circumstances.
- Department of Transportation of Jiangxi Province: type of reporting person: other (OO); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: See Item 2(a) for a description of the relationship among the Reporting Persons. This Schedule 13G/A4 (as defined below) constitutes an exit filing for Department of Transportation of Jiangxi Province.

## Item 1. Issuer
Name of issuer: High Templar Tech Ltd
Address of issuer's principal executive offices: No. 101 Meishe Road, Meilin Street, Tongan District, Xiamen, Fujian Province, China

## Item 2. Person Filing
Name of person filing:
Explanatory Note:

This Amendment No. 4 to Schedule 13G (this "Schedule 13G/A4") is filed jointly by the Reporting Persons, and amends the Amendment No. 3 to Schedule 13G filed on March 10, 2021 (the "Schedule 13G/A3").

This Schedule 13G/A4 constitutes an exit filing for Department of Transportation of Jiangxi Province.

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed as Exhibit 99.1 attached hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13G/A4 jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

The Reporting Persons are:

1. Guosheng (Hong Kong) Investment Limited ("Guosheng HK"), a limited liability company incorporated under the laws of Hong Kong;

2. GUOSHENG SECURITIES Inc. (formerly known as Guosheng Financial Holding Inc., "Guosheng Parent"), a public company listed on the Shenzhen Stock Exchange;

3. Jiangxi Communications Investment Group Co., Ltd ("Jiangxi CIG");

4. State-owned Assets Supervision and Administration Commission of Jiangxi Province ("Jiangxi SASAC"); and

5. Department of Transportation of Jiangxi Province (the "Jiangxi DOT", and together with Guosheng HK, Guosheng Parent, Jiangxi CIG, and Jiangxi SASAC, collectively, the "Reporting Persons").

Since the filing of the Schedule 13G/A3, the beneficial ownership of the Class A Shares directly held by Guosheng HK has undergone the following changes:

On or about September 23, 2022, Mr. Li Du, who is a reporting person of the Schedule 13G/A3, resigned as the Chairman of the Board of Guosheng Parent. As a result, Li Du ceased to be a beneficial owner of the Class A Shares directly held by Guosheng HK.

On or about September 29, 2022, the control person of Guosheng Parent changed to Jiangxi CIG, which directly holds 25.52% beneficial interest, and indirectly holds 4.06% beneficial interest through its controlled subsidiary, Jiangxi Ganyue Expressway Co., Ltd. ("Jiangxi Ganyue"), in Guosheng Parent. Accordingly, Jiangxi CIG controls 29.58% ownership interest in Guosheng Parent. Between September 29, 2022 and December 31, 2025, Jiangxi CIG was controlled by Jiangxi DOT. As a result, Jiangxi CIG and Jiangxi DOT became beneficial owners of the Class A Shares directly held by Guosheng HK.

On or about December 31, 2025, Jiangxi DOT transferred 90% beneficial interest in Jiangxi CIG to Jiangxi SASAC. As a result, (i) Jiangxi SASAC obtained control over Jiangxi CIG, which indirectly controls Guosheng HK; and became a beneficial owner of the Class A Shares directly held by Guosheng HK; and (ii) Jiangxi DOT ceased to control Jiangxi CIG, and ceased to be a beneficial owner of the Class A Shares directly held by Guosheng HK.

As of the date of this Schedule 13G/A4, Guosheng HK is a wholly owned subsidiary of Guosheng Parent. Jiangxi CIG controls 29.58% ownership interest in Guosheng Parent, but is able to exercise controlling influence over Guosheng Parent by virtue of its status as the largest shareholder of Guosheng Parent. Jiangxi SASAC holds 90% ownership interest in Jiangxi CIG and exercises controlling influence on Jiangxi CIG.
Address of principal business office or, if none, residence:
1. Guosheng HK: 14/F The Hong Kong Club Building, NO. 3A Chater Road, Central, Hong Kong

2. Guosheng Parent: 12th and 15th Floors, Bank of Beijing Building, No. 1115 Fenghuang Middle Avenue, Honggutan District, Nanchang City, Jiangxi Province, China

3. Jiangxi CIG: No. 666, Fengshun East Street, Jiulonghu, Honggutan District, Nanchang City, Jiangxi Province, China

4. Jiangxi SASAC: Zhongjiang International Building, No. 1198 Middle Fenghe Avenue, Honggutan District, Nanchang City, Jiangxi Province, China

5. Jiangxi DOT: No. 1999, Wolong Road, Honggutan District, Nanchang City, Jiangxi Province, China
Citizenship:
1. Guosheng HK: Hong Kong Special Administrative Region, People's Republic of China

2. Guosheng Parent: People's Republic of China

3. Jiangxi CIG: People's Republic of China

4. Jiangxi SASAC: People's Republic of China

5. Jiangxi DOT: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person(1) named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, are set forth in the following table:

Reporting Person No of Power to Vote Power to Dispose
that beneficially Securities
owns more than 5% Beneficially Percent
of Class A Shares Owned Sole Shared(2)(3) Sole Shared of Class(4)

Guosheng HK 10,906,161 10,906,161 0 10,906,161 0 7.0%
Guosheng Parent 10,906,161 10,906,161 0 10,906,161 0 7.0%
Jiangxi CIG 10,906,161 10,906,161 0 10,906,161 0 7.0%
Jiangxi SASAC 10,906,161 10,906,161 0 10,906,161 0 7.0%
Total (all Reporting Persons
other than Jiangxi DOT) 10,906,161 10,906,161 0 10,906,161 0 7.0%

Reporting Person
that ceased to beneficially
own more than 5%
of Class A Shares

Jiangxi DOT 0 0 0 0 0 0%

(1) The Reporting Persons disclaim membership in a group.

(2) Guosheng HK is the direct and record owner of 10,906,161 Class A Shares. Guosheng Parent is Guosheng HK's parent company. Jiangxi CIG controls 29.58% ownership interest in Guosheng Parent, but is able to exercise controlling influence over Guosheng Parent by virtue of its status as the largest shareholder of Guosheng Parent. Jiangxi SASAC holds 90% ownership interest in Jiangxi CIG and exercises controlling influence on Jiangxi CIG.

(3) As reported in the Schedule 13G/A3 and the Issuer's Form 20-F annual report, filed by the Issuer with the SEC on April 27, 2020 for the fiscal year ended December 31, 2019, pursuant to a proxy and power of attorney (the "Guosheng Proxy"), dated April 25, 2020, Qufenqi Holding Limited ("Qufenqi") appointed Guosheng HK as its proxy and attorney-in-fact with respect to 4,125,698 Class B Shares held by Qufenqi. Pursuant to the Guosheng Proxy, Qufenqi granted Guosheng HK the power to exercise the voting rights relating to the 4,125,698 Class B Shares, while retaining its economic rights over such Class B Shares. According to the Issuer's Form 20-F annual report, filed by the Issuer with the SEC on April 29, 2024 for the fiscal year ended December 31, 2023, the Guosheng Proxy expired 12 months from the date of its execution, which was on or about April 24, 2021, and the Issuer takes the position that Guosheng HK is no longer a beneficial owner of the 4,125,698 Class B Shares.

(4) The percentage of class of securities is calculated by dividing the number of Class A Shares beneficially owned by the Reporting Persons by a total of 155,283,504 issued and outstanding ordinary shares of the Issuer, comprising 91,792,332 Class A Shares and 63,491,172 Class B Shares, assuming conversion of all Class B Shares into Class A Shares, as reported on the Issuer's Form 20-F annual report, filed by the Issuer with the SEC on April 10, 2026 for the fiscal year ended December 31, 2025. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes, voting together as one class. Each Class B Share is convertible into one Class A Share at any time by the holder thereof. Class A Shares are not convertible into Class B Shares under any circumstances.
Percent of class: See Item 4(a).
Sole power to vote or to direct the vote: See Item 4(a).
Shared power to vote or to direct the vote: See Item 4(a).
Sole power to dispose or to direct the disposition: See Item 4(a).
Shared power to dispose or to direct the disposition: See Item 4(a).

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 -- Joint Filing Agreement

## Signatures
- Guosheng (Hong Kong) Investment Ltd: /s/ LIU Gongyin, LIU Gongyin/Director (11/10/2026)
- GUOSHENG SECURITIES Inc.: /s/ LIU Chaodong, LIU Chaodong/Chairman (11/10/2026)
- Jiangxi Communications Investment Group Co., Ltd: /s/ XIE Jianfa, XIE Jianfa/Chairman (11/10/2026)
- State-owned Assets Supervision and Administration Commission of Jiangxi Province: /s/ XIAO Yun, XIAO Yun/Director (11/10/2026)
- Department of Transportation of Jiangxi Province: /s/ XIE Deqiang, XIE Deqiang/Director (11/10/2026)